George Hall founded SportBLX to address a large untapped opportunity in the Sports and Investing marketplace. He has been developing this Fintech company for the last 3 years. Pryor to SportBLX, Mr. Hall was president of Clinton Group, Inc. an SEC register Investment Advisor since its founding in 1991. He was involved in all aspects of investing, trading, and securitization of financial instruments. He has an MBA from the Wharton School and a B.S. from the U.S Merchant Marine Academy.